UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On April 22, 2024, NANO-X IMAGING LTD (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-248322) and the Registration Statement on Form F-3 (File No. 333-271688).

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press release, dated April 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

	By:	/s/ Ran Daniel
	Name:	Ran Daniel
	Title:	Chief Financial Officer

Date: April 22, 2024

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